April 30, 2019

Christopher T. Hatto
Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

       Re: General Motors Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 6, 2019
           File No. 001-34960

Dear Mr. Hatto:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Automotive Liquidity, page 31

1. Please consider providing a consolidated table of cash flows provided by (used in)
      operating, investing and financing activities for each year presented as shown in the statements of cash flows, or a discussion of consolidated amounts. In this regard, we note you present separate tables of Automotive cash flows, GM Cruise cash flows, and GM
      Financial cash flows, without reconciling these individual tables to the consolidated amounts shown in statements of cash flows. Please revise or advise. Christopher T. Hatto
FirstName LastNameChristopher T. Hatto
General Motors Company
Comapany NameGeneral Motors Company
April 30, 2019
Page 30,
April 2 2019 Page 2
FirstName LastName
Note 8. Equity in Net Assets of Nonconsolidated Affiliates, page 64

2. We note equity income from your nonconsolidated affiliates represented approximately
         25.3% of your income before income taxes for the year ended December 31, 2018, and more specifically, the equity income from the Automotive China joint ventures represented 23.1% of the pre-tax income. Please advise of the consideration given to providing financial statements of your Automotive China equity method joint ventures pursuant to Rule 3-09 of Regulation S-X. In this regard, if any of these joint ventures meet the significance criteria, audited financial statements would be required for fiscal year end December 31, 2018 and unaudited financial statements could be provided for the comparative prior years in which the equity method income was less than 20% of your pre-tax income. Please advise or revise as appropriate.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure